Filed by BlackRock MuniHoldings Fund, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: BlackRock Municipal Income Trust II

Investment Company Act File No.: 811-21126

Date: January 21, 2025

Contact:

1-800-882-0052

BlackRock Announces Board Approval of Closed-End Fund Reorganizations

New York, January 21, 2025 – BlackRock Advisors, LLC announced today that each of the Boards of Directors/Trustees of each of the closed-end funds named below (each, a “Fund” and collectively, the “Funds”) has approved the following reorganizations (each, a “Reorganization” and collectively, the “Reorganizations), as applicable:

•

BlackRock Municipal Income Trust II (NYSE: BLE), BlackRock Municipal Income Quality Trust (NYSE: BYM) and BlackRock Municipal Income Trust (NYSE: BFK) into BlackRock MuniHoldings Fund, Inc. (NYSE: MHD) with MHD continuing as the surviving Fund;

•

BlackRock Investment Quality Municipal Trust, Inc. (NYSE: BKN), BlackRock MuniYield Quality Fund II, Inc. (NYSE: MQT) and BlackRock MuniYield Fund, Inc. (NYSE: MYD) into BlackRock MuniYield Quality Fund, Inc. (NYSE: MQY), with MQY continuing as the surviving Fund; and

•	BlackRock Long-Term Municipal Advantage Trust (NYSE: BTA) into BlackRock MuniAssets Fund, Inc. (NYSE: MUA), with MUA continuing as the surviving Fund.

“We believe that these reorganizations have the potential to provide a number of benefits to Fund shareholders, including the potential for lower expenses, increased income, a higher after-tax yield and improved secondary market trading, as applicable,” said R. Glenn Hubbard, Chair of the Boards of BlackRock Closed-End Funds.

It is currently expected that the Reorganizations will be completed in the third quarter of 2025, subject to the requisite approvals by each Fund’s respective common and preferred shareholders and the satisfaction of customary closing conditions.

Additional Information about the Reorganizations and Where to Find It

This press release is not intended to, and does not, constitute an offer to purchase or sell shares of the Funds nor is this press release intended to solicit a proxy from any shareholder of any of the Funds. The solicitation of the purchase or sale of securities or of proxies to effect the Reorganizations will only be made by either a definitive Proxy Statement or a definitive Proxy Statement/Prospectus.

This press release references a Proxy Statement and a Proxy Statement/Prospectus, to be filed by the Funds. The Proxy Statement and the Proxy Statement/Prospectus have yet to be filed with the U.S. Securities and Exchange Commission (the “SEC”). After the Proxy Statement and the Proxy Statement/Prospectus are filed with the SEC, each may be amended or withdrawn. The Proxy Statement/Prospectus will not be distributed to shareholders of the Funds unless and until a Registration Statement comprising of the Proxy Statement/Prospectus is declared effective by the SEC.

The Funds and their respective directors, trustees, officers and employees, and BlackRock, and its shareholders, officers and employees and other persons may be deemed to be participants in the solicitation of proxies with respect to the Reorganizations. Investors and shareholders may obtain more detailed information regarding the direct and indirect interests of the Funds’ respective directors/trustees, officers and employees, and BlackRock and its shareholders, officers and employees and other persons by reading the Proxy Statement and the Proxy Statement/Prospectus when they are filed with the SEC.

INVESTORS AND SECURITY HOLDERS OF THE FUNDS ARE URGED TO READ THE PROXY STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE REORGANIZATIONS. INVESTORS SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF THE FUNDS CAREFULLY. THE PROXY STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN INFORMATION WITH RESPECT TO THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF THE FUNDS.

The Proxy Statement and the Proxy Statement/Prospectus will not constitute an offer to buy or sell securities, in any state where such offer or sale is not permitted.

Security holders may obtain free copies (when they become available) of the Proxy Statement, the Proxy Statement/Prospectus and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, free copies (when they become available) of the Proxy Statement, the Proxy Statement/Prospectus and other documents filed with the SEC may also be obtained by directing a request to BlackRock at (800) 882-0052.

About BlackRock

BlackRock’s purpose is to help more and more people experience financial well-being. As a fiduciary to investors and a leading provider of financial technology, we help millions of people build savings that serve them throughout their lives by making investing easier and more affordable. For additional information on BlackRock, please visit www.blackrock.com/corporate

Availability of Fund Updates

BlackRock will update performance and certain other data for the Funds on a monthly basis on its website in the “Closed-end Funds” section of www.blackrock.com as well as certain other material information as necessary from time to time. Investors and others are advised to check the website for updated performance information and the release of other material information about the Funds. This reference to BlackRock’s website is intended to allow investors public access to information regarding the Funds and does not, and is not intended to, incorporate BlackRock’s website in this release.

Forward-Looking Statements

This press release, and other statements that BlackRock or the Funds may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to the Funds or BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to the Funds, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes and volatility in political, economic or industry conditions, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for the Funds or a Fund’s net asset value; (2) the relative and absolute investment performance of the Funds and its investments; (3) the impact of increased competition; (4) the unfavorable resolution of any legal proceedings; (5) the extent and timing of any distributions or share repurchases; (6) the impact, extent and timing of technological changes; (7) the impact of legislative and regulatory actions and reforms, and regulatory, supervisory or enforcement actions of government agencies relating to the Funds or BlackRock, as applicable; (8) terrorist activities, international hostilities, health epidemics and/or pandemics and natural disasters, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries or BlackRock; (9) BlackRock’s ability to attract and retain highly talented professionals; (10) the impact of BlackRock electing to provide support to its products from time to time; and (11) the impact of problems at other financial institutions or the failure or negative performance of products at other financial institutions.

Annual and Semi-Annual Reports and other regulatory filings of the Funds with the SEC are accessible on the SEC’s website at www.sec.gov and on BlackRock’s website at www.blackrock.com, and may discuss these or other factors that affect the Funds. The information contained on BlackRock’s website is not a part of this press release.

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